UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

SANDRIDGE ENERGY, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

80007P307
(CUSIP Number)
December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	80007P307	Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		LEON G. COOPERMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER	17,612,795
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	14,549,785
EACH REPORTING	7	SOLE DISPOSITIVE POWER	17,612,795
PERSON WITH:	8	SHARED DISPOSITIVE POWER	14,549,785
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		32,162,580
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		6.63%
12	TYPE OF REPORTING PERSON		IN

CUSIP No.	80007P307	Page 3 of 5

Item 1(a).	Name of Issuer:

SANDRIDGE ENERGY, INC. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

123 Robert S. Kerr Avenue
Oklahoma City OK 73102

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of Leon G. Cooperman ("Mr. Cooperman"). Mr. Cooperman is, among other activities, an investor engaged in investing for his own account.

Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. ("Associates"), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of limited partnerships organized under the laws of Delaware one of which is Omega Charitable Partnership L.P. (”Charitable LP”), an exempted limited partnership registered in the Cayman Islands,

Mr. Cooperman is the President, CEO, and majority stockholder of Omega Advisors, Inc. ("Advisors"), a Delaware corporation, engaged in investing for its own account and providing investment management services, and Mr. Cooperman is deemed to control said entity.

Advisors serves as the investment manager to Omega Overseas Partners, Ltd. (“Overseas”), a Cayman Island exempted company, with a registered address at c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands, British West Indies. Mr. Cooperman has investment discretion over Overseas’ portfolio investments and is deemed to control such investments.

Advisors serve as a discretionary investment advisor to a limited number of institutional clients (the "Managed Accounts"). As to the Shares owned by the Managed Accounts, there would be shared power to dispose or to direct the disposition of such Shares because the owners of the Managed Accounts may be deemed beneficial owners of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary account within a period of 60 days.

Mr. Cooperman is the ultimate controlling person of Associates, Charitable LP, Overseas, and Advisors.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of Mr. Cooperman is 11431 W. Palmetto Park Road, Boca Raton FL 33428.

Item 2(c).	Citizenship:

Mr. Cooperman is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock

CUSIP No.	80007P307	Page 4 of 5

Item 2(e).	CUSIP Number:

80007P307

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c):

This Item 3 is inapplicable.

Item 4.	Ownership.

(a) (b) Amount beneficially owned and Percent of Class:

Mr. Cooperman may be deemed the beneficial owner of 32,162,580 Shares, which constitutes approximately 6.63% of the total number of Shares outstanding. This consists of 1,714,000 Shares owned by Charitable LP; 15,898,795 Shares owned by Overseas; and 14,549,785 Shares owned by Managed Accounts.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote

17,612,795

		(ii)	Shared power to vote or to direct the vote

14,549,785

		(iii)	Sole power to dispose or to direct the disposition of

17,612,795

		(iv)	Shared power to dispose or to direct the disposition of

14,549,785

CUSIP No .	80007P307	Page 5 of 5

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 26, 2015 as of December 31, 2014

LEON G. COOPERMAN

By: /s/ ALAN M. STARK

Alan M. Stark

Attorney-in-Fact

Duly authorized under POA effective as of March 1, 2013 and filed on May 20, 2013.

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).